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                                                                      Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANT

Louisville Gas and Electric Company (a Kentucky corporation), LG&E Power Inc. (a Delaware corporation), and LG&E Natural Inc. (a Delaware corporation) are significant subsidiaries of the Registrant. The registrant owns 100% of the common stock of Louisville Gas and Electric Company. LG&E Power Inc., an indirect wholly-owned subsidiary of the Registrant, together with 33 subsidiaries operating in the United States, is engaged in the design, development, operation and maintenance of power generation facilities and the marketing and brokering of wholesale electric power. LG&E Natural Inc., an indirect wholly-owned subsidiary of the Registrant, together with 20 subsidiaries operating in the United States and one subsidiary operating in Canada, is primarily involved in the marketing, gathering, processing, storage and transportation of natural gas.